UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2022

Oncolyze, Inc.

(Exact name of issuer as specified in its charter)

Delaware	42-2994859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

845 UN Plaza, 61b, New York, 10017

(Mailing Address of principal executive offices)

917-670-5933

Issuer’s telephone number, including area code

In this report, the term “Oncolyze,” “we,” “us” or “the company” refers to Oncolyze, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2022. The financial statements included in this filing as of and for the six months ended December 31, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Oncolyze, Inc., headquartered in New York, is a preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (AML), multiple myeloma (MM), colon cancer, and multiple other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, OM-301 kills cancer cells by a rapid mechanism known as “poptosis” (cell bursting).

On February 10, 2023, the company amended and restated its amended certificate of incorporation to effect a 1,000-for-1 split of its outstanding Common Stock (the “Stock Split”), to authorize additional shares of Common Stock and to authorize Preferred Stock, including the Series A Preferred Stock and Series A-1 Preferred Stock described below.

Results of Operations

Six Months ended December 31, 2022 compared to Six Months ended December 31, 2021

	Six Months Ended December 31,
	2022	2021	Change
Operating expenses
Research and development	$6,338	$33,504	$(27,166)
General and administrative	529,289	706,276	(176,987)
Total operating expenses	535,627	739,780	(204,153)
Loss from operations	(535,627)	(739,780)	(204,153)
Other expense:
Amortization expense	250	250	-
Interest and other expense, net	3,025	3,000	25
Net loss	$(538,902)	$(743,030)	$(204,128)

The company has not yet generated any revenues from its operations.

For the six months ended December 31, 2022 the company’s operating expenses were approximately $536,000 compared with $740,000 for the six months ended December 31, 2021. The decrease of approximately $204,000 was primarily due to decrease in stock-based compensation expense as well as decreases in accounting and legal fees, partially offset by a small increase in corporate and insurance expenses.

Liquidity and Capital Resources

As of December 31, 2022, the company had $234,130 of cash and cash equivalents compared with $372,720 as of June 30, 2022. The company has primarily financed its operations through the sale of common stock, warrants, a convertible note payable, and SAFEs, a portion of which has been raised from related party entities. The company has experienced negative cash flows from operations since inception, including net losses of $538,902 for the six months ended December 31, 2022 and $1,351,965 for the year ended June 30, 2022. In addition, as of December 31, 2022, the company had an accumulated deficit of $8,093,722.

The company will need to obtain additional funding whether through collaboration agreements, private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the company finds acceptable. If the company raises funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs.  If the company is unable to obtain sufficient capital to continue to advance its programs, the company would be forced to delay, reduce, or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the company’s ability to continue as a going concern within one year after the date of this report.  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Issuances of SAFEs and Convertible Notes

In April 2020, the company entered into a convertible note agreement with CATO BioVentures in the amount of $100,000. The convertible note bears simple interest at an annual rate of 6%. All unpaid principal, together with the accrued interest thereon, for the convertible note is payable upon the event of default or upon maturity, which was October 21, 2022. The convertible note has been extended through April 21, 2023. The convertible note contains several provisions addressing automatic and optional conversion, events of default, and prepayment provisions and cannot be assigned, transferred, or negotiated to any person without the prior written consent of the company. The proceeds were used for general business purposes. The convertible notes would convert if we raised $5 million in a private or public offering into 38,985.75 shares (not including the interest on the note which will also convert into shares; as of March 31, 2023 the interest accrued was $17,605 and would convert into an additional 6,860.95 shares).

In June 2021, the company executed Simple Agreement for Future Equity (“SAFE”) agreements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party, our director John Abeles. The SAFEs are not mandatorily redeemable, nor do they require the company to repurchase a fixed number of shares. The SAFEs do not bear interest and have no maturity date. All of these SAFEs have conversion terms stipulating conversion pricing at a 33.333% discount (or $2.1376 per share) upon the next preferred financing of the company. Assuming the company raises at least $3 million in its Regulation A Offering, the SAFEs will convert into 151,101.20 shares of Series A Preferred Stock. Additionally, the SAFE notes included ½ Warrant per share, for a total of 75,550.60 warrants. The SAFE warrants are exercisable at 2x the conversion price for the first 5 years post-conversion, and 4x the conversion price for the next 5 years. The proceeds of this offering were used for general business purposes.

Equity and Warrants

On June 22, 2022 the company completed a private placement under Regulation D. The company issued 203.534 pre-split shares of Common Stock and 203.534 warrants, raising a total of $527,290. Each share also entitles the purchaser to one warrant, as follows: a ¼ Warrant entitling the holder to purchase ¼ share of Common Stock at an exercise price of $3,238.99 ($3.239 after the Stock Split) per share for five years after the closing date; and a ¾ Warrant entitling the holder to purchase ¾ share of Common Stock at an exercise price of $5,182.38 ($5.182 after the Stock Split) per share for seven years after the closing date. The company also issued pre-split 20.353 broker warrants. The warrants have a term of five years and are exercisable at $2,591.19 per share of Common Stock, or $2.591 after the Stock Split. In July 2022, the company issued and sold an additional 39 shares of common stock and warrants under the same terms for net proceeds of $102,290.

On August 4, 2022, the company commenced an offering pursuant to Regulation A (the “Regulation A Offering”), pursuant to which it offered to sell up to 4,678,290 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.2063 per share, to raise a maximum of $15 million. The company did not hold any closings in the six months ended December 31, 2022. In February 2023, the company amended the offering statement in connection with the Regulation A Offering to remove the minimum offering amount, add bonus shares to the offering and replace its placement agent. On March 20, 2023, the company re-commenced the Regulation A Offering pursuant to which it is offering to sell up to 4,678,290 shares of Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.21 per share, and issue up to an additional 467,829 bonus shares. The company intends to utilize the net proceeds from the Regulation A Offering to execute on its business plans, as set forth below in “—Plan of Operations”.

On December 31, 2022, the company commenced an offering under Regulation D to sell up to $15 million of Series A-1 Preferred Stock, convertible into shares of Common Stock, for $3.2063 per share. As of the date of this report, the company has not sold any shares in this offering. Each investor that purchases shares of Series A-1 Preferred Stock will also receive a warrant to purchase an equal number of shares of Series A-1 Preferred Stock at the same purchase price per share. Those investors who purchase at least $200,000 worth of Series A-1 Preferred Stock will also receive a second warrant to purchase an additional 50% of the number of shares of Series A-1 Preferred Stock purchased in connection with the offering, at the same purchase price per share.

Trend Information

By 2050, the World Health Organization projects 27 million new cancer patients annually due to a growing and aging population. Based on these incidence rates, IQVIA estimated a $130 billion global cancer therapy market in 2018, which is expected to grow to $200 billion by 2022 and $270 billion by 2025.1 The American Cancer Society (ACS)32 estimates 20,240 new cases of AML in the US in 2021, but 11,400 deaths from AML.2 Worldwide, it is estimated that there are about 130,000 new cases of AML each year, and about 80,00 deaths from AML.3 At an average annual cost of $50,000 to $100,000 (discussed later), this means an annual market in the $1 billion to $2 billion range in the US. Pricing is a bit lower ex-US, so the global market is likely in the $5 billion range.

The Multiple Myeloma market is even more lucrative than AML. Revlimid®, approved in 2005, treats multiple myeloma, myelodysplastic syndromes and other diseases. It is an immunomodulatory drug and the first oral medication that was developed for treatment of multiple myeloma. It is used in the newly diagnosed, maintenance therapy, and relapsed and/or refractory settings. The drug’s sales reached more than $12 billion in 2020,4 making it the pharma industry’s third most lucrative product. Nevertheless, like with AML, treatment is only marginally effective. Therefore, new treatments in AML, Multiple Myeloma, and other cancers are desperately needed.

1 “Global Oncology Trends 2021,” IQVIA, 3 June 2021. [Online]. Available: www.iqvia.com/insights/the-iqvia-institute/reports/global-oncology-trends-2021. [Accessed 1 November 2021] (IQVIA).

2 WHO, “Global Cancer Observatory,” World Health Organization, 2020. [Online]. Available: gco.iarc.fr/. [Accessed 1 November 2021]; A. Forsythe and K. Sandman, “What Does the Economic Burden of Acute Myeloid Leukemia Treatment Look Like for the Next Decade? An Analysis of Key Findings, Challenges and Recommendations,” Journal of Blood Medicine, vol. 12, pp. 245-255, 2021.

3 “Global Cancer Observatory”

4 Fierce Pharma, “Revlimid,” 3 May 2021. [Online]. Available: www.fiercepharma.com/special-report/top-20-drugs-by-2020-sales-revlimid. [Accessed 1 November 2021].

Plan of Operations

The funding secured by the Regulation A Offering will allow us to: (i) add key personnel to support our growth; (ii) finalize the last required translational research (including two species of GLP toxicology); (iii) file for an investigational new drug (“IND”) application with the Food and Drug Administration (“FDA”); and (iv) significantly advance the timeline of moving OM-301 into a Phase 1/2a clinical trial in AML to deliver a critical proof of principle for this exciting and novel mechanism of action.

If we raise the maximum offering amount, we would use:

•	Approximately $1,770,000 for Good Manufacturing Practices manufacturing and formulation development of our lead drug candidate OM-301 for the pre-clinical and clinical studies;

•	Approximately $870,000 for pre-clinical IND-enabling Good Laboratory Practices (“GLP”) toxicology studies, evaluating OM-301 in two species (rodent and canine), and preparing the regulatory documentation for the IND application with the FDA;

•	Approximately $1,740,000 for general overhead, administrative, and consulting expenses including hiring of a Director of R&D (part- or full-time); and

•	Research and discovery, both related to OM-301 for new indications (new cancer types such as multiple myeloma and other cancers) and for new clinical entities related to the core mechanism of action of OM-301.

If the total amount is not achieved, the priority will be to complete the pre-clinical work first, along with salaries for up to 1.5 years. Preparation for the clinical trial, including IND filing and manufacturing for the clinical trial will be deferred. We will subsequently conduct another financing round after completing the pre-clinical work and showing additional successful data generation.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations. We have moved to a virtual model where any contact with the team, or outside vendors etc. is kept to a minimum through the use of virtual online meetings but the pandemic has not otherwise disrupted our research and development efforts to date given that we are at an early stage in our operations.

Item 2. Other Information

None.

Item 3. Financial Statements

Oncolyze, Inc.

Condensed Balance Sheets

(unaudited)

	December 31, 2022	June 30, 2022
Assets
Current assets:
Cash and cash equivalents	$234,130	$372,720
Total current assets	234,130	372,720
Intangible assets, net	8,036	8,286
Deferred offering costs	100,890	45,890
Total assets	$343,056	$426,896

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$307,038	$261,516
Accounts payable with related parties	32,398	56,237
Deferred compensation	1,639,718	1,370,968
Accrued expenses and other current liabilities	42,579	70,715
Convertible note payable	100,000	100,000
Simple agreement for future equity	223,000	223,000
Simple agreement for future equity with related parties	100,000	100,000
Total current liabilities	2,444,733	2,182,436
Total liabilities	2,444,733	2,182,436
Commitments and contingencies (Note 10)
Stockholders’ deficit:
Common stock, $0.001 par value; 15,000 shares authorized, 1,468 and 1,428 shares issued and outstanding at December 31, 2022 and June 30, 2022, respectively	1	1
Additional paid-in capital	5,992,044	5,799,279
Accumulated deficit	(8,093,722)	(7,554,820)
Total stockholders' deficit	(2,101,677)	(1,755,540)
Total liabilities, convertible preferred stock, and stockholders' deficit	$343,056	$426,896

The accompanying notes are an integral part of these condensed financial statements.

Oncolyze, Inc.

Condensed Statements of Operations

(unaudited)

	Six Months Ended December 31,
	2022	2021
Operating expenses
Research and development	$6,338	$33,504
General and administrative	529,289	706,276
Total operating expenses	535,627	739,780
Loss from operations	(535,627)	(739,780)
Other expense:
Amortization expense	250	250
Interest expense, net	3,025	3,000
Net loss	$(538,902)	$(743,030)
Net loss per share, basic and diluted	$(367.33)	$(587.38)
Weighted average common shares outstanding, basic and diluted	1,467	1,265

The accompanying notes are an integral part of these condensed financial statements. In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

Oncolyze, Inc.

Condensed Statements of Stockholders’ Deficit

(unaudited)

	Common Voting Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, July 1, 2022	1,428	$1	$5,799,279	$(7,554,820)	$(1,755,540)
Issuance of common stock net of issue cost of $6,948	40	—	95,341	—	95,341
Stock-based compensation expense	—	—	97,424	—	97,424
Net loss	—	—	—	(538,902)	(538,902)
Balance, December 31, 2022	1,468	$1	$5,992,044	$(8,093,722)	$(2,101,677)

	Common Voting Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance, July 1, 2021	1,265	$1	$5,137,705	$(6,202,855)	$(1,065,149)
Stock-based compensation expense	—	—	252,579	—	252,579
Net loss	—	—	—	(743,030)	(743,030)
Balance, December 31, 2021	1,265	$1	$5,390,284	$(6,945,885)	$(1,555,600)

The accompanying notes are an integral part of these condensed financial statements.

Oncolyze, Inc.

Condensed Statements of Cash Flows

(unaudited)

	Six Months Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(538,902)	$(743,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	250	250
Stock-based compensation expense	97,424	252,579
Changes in operating assets and liabilities:
Deferred offering costs	(55,000)	(25,000)
Accounts payable	21,684	129,241
Accrued expenses	(28,137)	9,610
Deferred compensation	268,750	268,750
Net cash used in operating activities	(233,931)	(107,600)
Cash flows from financing activities:
Proceeds from issuance of common stock	95,341	-
Net cash provided by financing activities	95,341	-
Decrease in cash and cash equivalents	(138,590)	(107,600)
Cash and cash equivalents, beginning of period	372,720	286,843
Cash and cash equivalents, end of period	$234,130	$179,243

The accompanying notes are an integral part of these condensed financial statements.

Oncolyze, Inc.

Notes to Condensed Financial Statements

1. Nature of the business

Oncolyze, Inc., (the “Company”) was incorporated in the state of Delaware on July 29, 2011. The Company is a late-preclinical stage biotechnology company focused on developing a new drug known as OM-301 for the treatment of acute myelogenous leukemia (“AML”), multiple myeloma (“MM”), colon cancer, and multiple other hematologic and solid cancers. OM-301 has a novel and unique mechanism of action, causing the formation of pores (holes) on the surface of cancer cells. Instead of killing cancer cells by inducing apoptosis (programmed cell death) as most existing anti-cancer medicines, OM-301 kills cancer cells by a rapid mechanism known as “lysis” (cell bursting).

The Company is subject to risks common to companies in the therapeutic industry, including, but not limited to, risks related to the successful development and commercialization of product candidates, fluctuations in operating results and financial risks, the ability to successfully raise additional funds when needed, protection of proprietary rights and patent risks, patent litigation, compliance with government regulations, dependence on key personnel and prospective collaborative partners, and competition from competing products in the marketplace.

The Company’s product candidates are in development and will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees and consultants.

Liquidity

As of December 31, 2022, the Company had $234,130 of cash and cash equivalents. The Company has primarily financed its operations through the sale of common stock, warrants, a convertible note payable, and Simple Agreements for Future Equity (“SAFEs”), a portion of which has been raised from related party entities. The Company has experienced negative cash flows from operations since inception, including net losses of $538,902 for the six months ended December 31, 2022. In addition, as of December 31, 2022, the Company had an accumulated deficit of $8,093,722. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future. As of December 31, 2022, the Company expects its existing cash and cash equivalents will not be sufficient to fund its operating expenses and capital expenditure requirements for at least the next year following the date that the financial statements are available to be issued.

In July 2022, the Company issued and sold 39 shares of common stock at an offering price of approximately $2,591 and warrants to purchase an equivalent number of shares at a weighted average price of $4,697 per share of common stock in an exempt private placement under Securities and Exchange Commission Regulation D. The net proceeds to the Company from this offering during the six-months ended December 31, 2022 were $95,351, after deducting placement agent fees and offering costs of $6,948.

The Company will need to obtain additional funding whether through collaboration agreements, private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the Company finds acceptable. If the Company is unable to obtain sufficient capital to continue to advance its programs, the Company would be forced to delay, reduce, or eliminate its research and development programs and any future commercialization efforts. Accordingly, substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies have not changed material from those disclosed in its audited financial statements for the fiscal year ended June 30, 2022.

Basis of presentation

These condensed financial statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to fairly present the results of the interim periods. The condensed balance sheet at June 30, 2022, has been derived from the audited financial statements at that date. Operating results for the six months ended December 31, 2022 and cash flows for the six months ended December 31, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ended June 30, 2023 or any other future period. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted. These interim condensed financial statements should be read in conjunction with the financial statements and notes thereto included in our audited financial statements for the year ended June 30, 2022 (included elsewhere in this document).

3. Intangible assets

Intangible assets, net consisted of the following:

	December 31, 2022	June 30, 2022
License agreement	$10,000	$10,000
Less: accumulated amortization	(1,964)	(1,714)
Intangible assets, net	$8,036	$8,286

Amortization expense for the six months ended December 31, 2022 and 2021 was $250 respectively.

4. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2022	June 30, 2022
Accrued external research and development	$26,453	$52,343
Accrued professional fees		5,271
Accrued interest	16,126	13,101
Accrued expenses	$42,579	$70,715

5. Convertible Note

In April 2020, the Company entered into a convertible note agreement with CATO BioVentures in the amount of $100,000. The Convertible Note (“Note”) bears simple interest at an annual rate of 6%. All unpaid principal, together with the accrued interest thereon, for the Convertible Note is payable upon the event of default or upon maturity, which is October 21, 2022. In November 2022, the Convertible Note was extended for an additional six months. The Convertible Note contains several provisions addressing automatic and optional conversion, events of default, and prepayment provisions and cannot be assigned, transferred, or negotiated to any person without the prior written consent of the Company.

Key provisions of the Note are as follows:

Qualified Financing—Upon the closing of a Qualified Financing, the principal amount of the Note, and any accrued but unpaid interest thereon, shall be converted into that number of shares of common stock as determined by dividing the outstanding principal amount of the Note, plus any accrued but unpaid interest thereon, by eighty percent (80%) of the price per share of common stock paid on the closing of the Qualified Financing; provided, however, that the price per share of common stock into which the Note converts shall not exceed a price per share based on the Company’s pre-money valuation.

Change in Control—If there is a Change of Control prior to conversion of the Note and the maturity date, the outstanding principal amount of the Note and any accrued but unpaid interest thereon shall be converted into shares of common stock at a price per share based on the pre-money valuation of the Company immediately prior to the closing of such Change of Control.

Maturity—If (i) a Qualified Financing does not occur on or before the maturity date, or (ii) a Change in Control occurs while any principal or accrued interest remain outstanding under the Note, upon the election of the Holder, the principal amount of the Note, plus any accrued but unpaid interest thereon, shall be converted into fully paid and non-assessable shares of Common Stock at a price per share equal to the price obtained by dividing (x) ten million dollars ($10,000,000) by (y) the Company’s fully diluted capitalization.

During the six months ended December 31, 2022 and 2021, respectively, the Company recognized interest expense of $3,025 and $3,000 related to the Note.

6. Simple Agreement for Future Equity

In June 2021, the Company executed SAFE arrangements resulting in gross proceeds of $323,000, of which $100,000 was received from a related party (Note 11). The SAFEs are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined that the SAFEs contain a liquidity event provision that embodies an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. For this reason, the Company records the SAFEs as a liability under ASC 480 as required under ASC 815, Derivatives and Hedging. Upon conversion into preferred shares, it is expected that the preferred shares will be classified as temporary equity. Fair value of the SAFEs was determined to approximate book value at December 31, 2022 and June 30, 2022, respectively.

Key provisions of the SAFEs are as follows:

Equity Financing—Upon initial closing of a qualified financing of at least $3.0 million, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE preferred stock equal to the Purchase Amount divided by the Conversion Price, defined as (a) the SAFE Price, or (b) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock. The Discount Price is defined as the price per share of the Standard Preferred Stock sold in a qualified financing, multiplied by the Discount Rate, or 66.6667%.

Liquidity Event—If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event—If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

Termination—This instrument will expire and terminate upon either (i) the issuance of stock to the Investor pursuant to the automatic conversion provisions of the SAFE, or (ii) the payment, or setting aside for payment, of amounts due to the Investor.

7. Common stock

As of December 31, 2022, the Company’s Articles of Incorporation, as amended and restated, authorized the issuance of 15,000 shares of common stock with a par value of $0.001.

The Company has reserved shares of common stock for issuance for the following purposes at December 31, 2022:

Options to purchase common stock	4,035
Warrants to purchase shares of common stock	3,563
7,598

In addition to the above, the Company has a Convertible Note outstanding at December 31, 2022 and June 30, 2022. The Convertible Note is convertible into common shares or payable in the future and at amounts based on certain events as described in the Convertible Note agreement.

Voting

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders.

Dividends

Common stockholders are entitled to receive dividends, as may be declared by the board of directors. No cash dividends were declared or paid during the six months ended December 31, 2022 or 2021.

8. Equity incentive plan

In August 2021, the Company adopted its 2021 Share Option and Grant Plan (the “Option Plan”), which provides for the Company the ability to grant qualified incentive options, nonqualified options, and restricted stock awards to employees and non-employees to purchase the Company’s common stock. The Option Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors.

The maximum number of shares of common stock that can be issued is 3,000 shares as of December 31, 2022. As of December 31, 2022, 2,660 shares were available for future grant. Shares that are expired, terminated, surrendered, or canceled under the Option Plan without having been fully exercised will be available for future awards.

The exercise price for incentive options is determined at the discretion of the board of directors. All incentive options granted to any person possessing less than 10% of the total voting power of all classes of stock may not have an exercise price of less than 100% of the fair market value of the common stock on the grant date. All incentive options granted to any person possessing more than 10% of the total voting power of all classes of stock may not have an exercise price of less than 110% of the fair market value of the common stock on the grant date. The option term for incentive awards may not be greater than ten years from the date of the grant. Incentive options granted to persons possessing more than 10% of the total voting power of all classes of stock may not have an option term of greater than five years from the date of the grant. The vesting period for equity-based awards is determined at the discretion of the board of directors.

Stock-based compensation expense

The Company recorded stock-based compensation expense in the following expense categories in the accompanying statements of operations:

	Six Months Ended December 31,
	2022	2021
Research and development	$3,700	$23,016
General and administrative	93,724	229,563
Total stock-based compensation expense	97,424	252,579

9. Warrants

As of December 31, 2022, the Company had the following potentially issuable shares of common stock related to unexercised warrants outstanding:

	Number of
	Warrants
	outstanding	Exercise Price		Expiration Date	Classification
2014 Warrants	193	$12,970		Jun-2024	Equity
2016 Warrants	116	$—		Jun-2026	Equity
2018 Warrants	29	$12,970		May-2024	Equity
2019 Warrants	3,000		(1)	(2)	Equity
2022 Quarter Warrants	51	$3,239		Jun-2027	Equity
2022 Three-Quarter Warrants	153	$5,182		Jun-2029	Equity
2022 Agent Warrants	20	$2,591		Jun-2027	Equity

(1)   Two times (2x) the price established for the next qualified equity event.

(2)   Ten years from closing date of Series A financing.

The exercise price and the number of shares are each subject to adjustment upon a merger event, reclassification of the shares of common stock, subdivision or combination of the shares of common stock or certain dividends payments. The Company determined that the warrants should be equity-classified for all periods presented.

10. Commitments and contingencies

Contractual obligations

In November 2018, the Company in-licensed a new molecule from the owner of an issued patent (“patent issuer”) for a potential future product candidate (“the License”). Under the License, the Company will pay the patent issuer an earned royalty of two percent (2%) of the first ten million dollars ($10.0 million) of annual US Net Sales of Licensed Products and three (3%) percent of annual US Net Sales above ten million dollars ($10.0 million), where one or more Valid Claims reads on the manufacture, use, or sale of such Licensed Products. For Licensed Products that are not covered by a Valid Claim, earned royalties shall be due for Net Sales of such Licensed Product at 50% of the royalty rate that would apply if the Net Sales of such Licensed Product were covered by a Valid Claim and had occurred in the United States.

The Company intends to enter into agreements with contract research organizations (“CROs”) to conduct clinical trials and preclinical studies. Contracts with CROs are generally cancellable, with notice, at the Company’s option.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to employees, consultants, vendors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amounts of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2022 or 2021.

11. Related party transactions

In June 2021, the Company entered into a $100,000 SAFE arrangement with a member of management. Since the related party SAFE is on the same terms and conditions as the SAFEs issued to unrelated parties, the Company determined this was an arm’s length transaction at fair market value (See Note 6).

A consultant of the Company was appointed Chief Operating Officer (“COO”) effective July 1, 2021. The COO is an owner of The Naissos Group LLC (“TNG”) and its wholly-owned subsidiary, TNG Creative LLC, a consulting firm specializing in the life sciences industry. TNG Creative, LLC has provided services to the Company under favorable terms, including deferred payment, for more than two years. In 2021, TNG received a payment of $24,000 and an option to purchase 54 shares of common stock of the Company for delivering the Oncolyze brand package, corporate website, and managing the strategic communications for a period of two years. In June 2022, the Company has also executed a contract with TNG Creative, LLC for $50,000 for the development of a promotional video and an investor landing page, associated with the Company’s planned financing efforts. A payment of $25,300 was made in September 2022. The remaining payment is deferred until after a successful financing. TNG has also received an option to purchase 150 shares of common stock in exchange for TNG Creative LLC continuing to act as the Company’s strategic communications agency for a period of four years, effective July 1, 2021.

15. Subsequent events

The Company has evaluated subsequent events through March 30, 2023 and has concluded that no events or transactions have occurred that require disclosure in the accompanying combined financial statements, except as follows:

Stock Split

On February 10, 2023, the Company amended and restated its amended certificate of incorporation to effect a 1,000-for-1 split of its outstanding Common Stock (the “Stock Split”), to authorize additional shares of Common Stock and to authorize Preferred Stock, including the Series A Preferred Stock and Series A-1 Preferred Stock described below.

Regulation A Offering

On August 4, 2022, the Company commenced an offering pursuant to Regulation A (the “Regulation A Offering”), pursuant to which it offered to sell up to 4,678,290 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.2063 per share. The Company did not hold any closings in the six months ended December 31, 2022. In February 2023, the Company amended the offering statement in connection with the Regulation A Offering to remove the minimum offering amount, add bonus shares to the offering and replace its placement agent. On March 20, 2023, the Company re-commenced the Regulation A Offering pursuant to which it is offering to sell up to 4,678,290 shares of Series A Preferred Stock, convertible into shares of Common Stock, at a price of $3.21 per share, and issue up to an additional 467,829 bonus shares.

Regulation D private placement

On December 31, 2022, the Company commenced an offering under Regulation D to sell up to $15 million of Series A-1 Preferred Stock, convertible into shares of Common Stock, for $3.2063 per share. As of the date these financial statements are issued, the Company has not sold any shares in this offering. Each investor that purchases shares of Series A-1 Preferred Stock will also receive a warrant to purchase an equal number of shares of Series A-1 Preferred Stock at the same purchase price per share. Those investors who purchase at least $200,000 worth of Series A-1 Preferred Stock will also receive a second warrant to purchase an additional 50% of the number of shares of Series A-1 Preferred Stock purchased in connection with the offering, at the same purchase price per share.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Bylaws*
4	Form of Subscription Agreement*
6.1	Posting Agreement with StartEngine*
6.2	Employment agreement of Steven J. Evans, MD*
6.3	Employment Agreement of John Abeles*
6.4	Employment Agreement Aleksander Stojanovic*
6.5	Employment Agreement Larry Altstiel*
6.6	Consulting Agreement of Danforth Advisors LLC*
6.7	2021 Equity Incentive Plan*
8.1	Form of Escrow Agreement*

* Filed as an exhibit to the Oncolyze, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11890) and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on March 30, 2023.

Oncolyze, Inc.

By	/s/ Steven J. Evans
Steven J. Evans, Chief Executive
Oncolyze, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven J. Evans
Steven J. Evans, Chief Executive Officer and Director
Date: March 30, 2023

/s/ Barbara A. Carlin
Barbara A. Carlin, Consulting Chief Financial Officer and Principal Accounting Officer
Date: March 30, 2023